SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

December 27, 2017

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946) and on March 14, 2016 (Registration No. 333-210151)

Enclosure: Partner Communications announces the appointment of a new Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By: /s/ Sigal Tzadok
Name: Sigal Tzadok
Title: Acting Chief Financial Officer

Dated: December 27, 2017

PARTNER COMMUNICATIONS ANNOUNCES THE APPOINTMENT OF A NEW CHIEF FINANCIAL OFFICER

ROSH HA'AYIN, Israel, December 27, 2017 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today that Mr. Tamir Amar has been appointed as CFO of the Company effective February 1, 2018.

Mr. Amar has served since 2013 as the CEO of Vaporjet ltd., a leading and global manufacturer of nonwoven hydroentangled spunlace goods. Prior to that he served from 2005 until 2013 as the CFO of Raval ACS Ltd., a global public company that fully owns 12 subsidiaries in Israel and abroad and develops, manufactures and sells unique products for the global automotive industry.

Mr. Amar will be replacing Mr. David (Dudu) Mizrahi, who concluded his term on December 26, 2017. Ms. Sigal Tzadok, Head of the Finance Department and the Company Comptroller will serve as acting CFO of the Company during the period from December 26, 2017 until February 1, 2018.

For further information please see the Company's press release and immediate report (on Form 6-K) dated September 25, 2017 at: https://www.sec.gov/Archives/edgar/data/1096691/000117891317002714/zk1720570.htm or http://maya.tase.co.il/reports/details/1123263

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Ms. Sigal Tzadok Acting Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il